

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 31, 2017

Thomas Kidrin
Chief Executive Officer
Worlds Inc.
11 Royal Road
Brookline, MA 02445

   Re: Worlds, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2016
      Filed April 17, 2017

Dear Mr. Kidrin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins
        Accounting Branch Chief
        Office of Information Technologies and Services